UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

________________

SCHEDULE 13G

(Amendment No. 1)*

Criteo S.A.
(Name of Issuer)

Ordinary Shares, €0.025 nominal value per share
(Title of Class of Securities)

226718104
(CUSIP Number)

August 29, 2014
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[X] Rule 13d-1(d)

_______________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior coverage page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 226718104	13G	Page 2 of 17 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Index Ventures IV (Jersey) LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X]
(b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,968,066 (A)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 5,968,066 (A)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,968,066

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.1%

12	TYPE OF REPORTING PERSON PN

CUSIP No. 226718104	13G	Page 3 of 17 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Index Ventures IV Parallel Entrepreneur Fund (Jersey) LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X]
(b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 564,109 (A)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 564,109 (A)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 564,109 (A)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) .95%

12	TYPE OF REPORTING PERSON PN

CUSIP No. 226718104	13G	Page 4 of 17 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Fourvest Sàrl

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X]
(b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,726,110 (A)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,726,110 (A)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,726,110 (A)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.92%

12	TYPE OF REPORTING PERSON CO

CUSIP No. 226718104	13G	Page 5 of 17 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Index Ventures Growth I Parallel Entrepreneur Fund (Jersey) L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X]
(b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 45,461 (B)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 45,461 (B)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,461 (B)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) .08%

12	TYPE OF REPORTING PERSON PN

CUSIP No. 226718104	13G	Page 6 of 17 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Index Ventures Growth I (Jersey) L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X]
(b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,303,071 (B)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,303,071 (B)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,303,071 (B)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.2%

12	TYPE OF REPORTING PERSON PN

CUSIP No. 226718104	13G	Page 7 of 17 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Yucca (Jersey) SLP (Series 2007, 2009, 2010)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X]
(b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 119,554 (A)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 119,554 (A)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 119,554

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) .20%

12	TYPE OF REPORTING PERSON PN

CUSIP No. 226718104	13G	Page 8 of 17 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Yucca (Jersey) SLP (Series 2011, 2012)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X]
(b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 6,777 (A)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 6,777 (A)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,777

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) .01%

12	TYPE OF REPORTING PERSON PN

CUSIP No. 226718104	13G	Page 9 of 17 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Index Venture Associates IV Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X]
(b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 8,377,839 (A)(B)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 9,733,148 (A)(B)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,733,148 (A)(B)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.44%

12	TYPE OF REPORTING PERSON CO

CUSIP No. 226718104	13G	Page 10 of 17 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Index Venture Growth Associates I Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X]
(b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,355,309 (A)(B)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,355,309 (A)(B)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,355,309 (A)(B)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.29%

12	TYPE OF REPORTING PERSON CO

CUSIP No. 226718104	13G	Page 11 of 17 Pages

Item 1.	(a)	Name of Issuer:

Criteo S.A.

	(b)	Address of Issuer’s Principal Executive Offices:

32 Rue Blance 75009 Paris, France

Item 2.	(a)	Name of Persons Filing:

(i) Index Ventures IV (Jersey) LP
(ii) Index Ventures IV Parallel Entrepreneur Fund (Jersey) LP
(iii) Fourvest Sàrl
(iv) Yucca (Jersey) SLP (Series 2007, 2009, 2010)
(v) Yucca (Jersey) SLP (Series 2011, 2012)
(vi) Index Ventures Growth I (Jersey) L.P.
(vii) Index Ventures Growth I Parallel Entrepreneur Fund (Jersey) L.P.
(viii) Index Venture Associates IV Limited
(ix) Index Venture Growth Associates I Limited

	(b)	Address of Principal Business Office:

(i) Ogier House, The Esplanade, St Helier, JE4 9WG
(ii) Ogier House, The Esplanade, St Helier, JE4 9WG
(iii) 1, Boulevard de la Foire, L - 1528 Luxembourg
(iv) Ogier House, The Esplanade, St Helier, JE4 9WG
(v) Ogier House, The Esplanade, St Helier, JE4 9WG
(vi) No. 1 Seaton Place, St Helier, JE4 8YJ
(vii) No. 1 Seaton Place, St Helier, JE4 8YJ
(viii) Ogier House, The Esplanade, St Helier, JE4 9WG
(ix) No. 1 Seaton Place, St Helier, JE4 8YJ

	(c)	Citizenship:

(i) Jersey
(ii) Jersey
(iii) Luxembourg
(iv) Jersey
(v) Jersey
(vi) Jersey
(vii) Jersey
(viii) Jersey
(ix) Jersey

	(d)	Title of Class of Securities:

Ordinary shares, €0.025 nominal value per share

	(e)	CUSIP Number:

226718104

CUSIP No. 226718104	13G	Page 12 of 17 Pages
Item 3.	If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	[ ]	Broker or dealer registered under Section 15 of the Act;

	[ ]	Bank as defined in Section 3(a)(6) of the Act;

	[ ]	Insurance company as defined in Section 3(a)(19) of the Act;

	[ ]	Investment company registered under Section 8 of the Investment Company Act of 1940;

	[ ]	An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

	[ ]	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

	[ ]	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act;

	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

	[ ]	A non-U.S. institution in accordance with Section 240.240.13d–1(b)(1)(ii)(J);

	[ ]	Group, in accordance with Section 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J), please specify the type of institution: _____

CUSIP No. 226718104	13G	Page 13 of 17 Pages

Item 4.	Ownership.

The information requested hereinafter is set forth in items 5 through 9 and 11 of the cover pages to this Schedule 13G. Ownership is stated as of September 2, 2014 and the ownership percentages are based on 59,204,524 ordinary shares outstanding as of June 30, 2014, which was the last public announcement of Criteo of its total outstanding shares.

(A) Index Ventures IV (Jersey) LP (“Index Ventures IV”) is the record owner of 5,968,066 ordinary shares and Index Ventures IV Parallel Entrepreneur Fund (Jersey) LP (“Index Ventures IV Parallel” and together with Index Ventures IV, the “Index Core Funds”) is the record owner of 564,109 ordinary shares. As the general partner of the Index Core Funds, Index Venture Associates IV Limited (“Index Limited”) may be deemed to have shared dispositive power and shared voting power over the shares owned by the Funds.

Fourvest Sàrl (“Fourvest”) is the record owner of 1,726,110 ordinary shares. The Index Core Funds collectively own Fourvest, and as general partner of the Funds, Index Limited may be deemed to have shared dispositive and shared voting power over the shares owned by Fourvest.

Yucca (Jersey) SLP (Series 2007, 2009, 2010) (“Yucca Initial Series”) is the record owner of 119,554 ordinary shares. Yucca Initial Series is a co-investment vehicle that is contractually required to mirror the Index Core Funds’ investment. As a result, Index Limited may be deemed to have shared dispositive and shared voting power over Yucca Initial Series’ shares by virtue of its shared dispositive power over and shared voting power over the shares owned by the Funds.

(B)  In August 2014, Pentavest Sárl (“Pentavest”) caused an in kind distribution to its members of a total of 1,355,309 shares.  In connection with this distribution, Yucca (Jersey) SLP (Series 2011, 2012) (“Yucca Subsequent Series”), Index Ventures Growth I (Jersey) L.P., and Index Ventures Growth I Parallel Entrepreneur Fund (Jersey) L.P. (together with Index Ventures Growth I (Jersey) L.P., the “Index Additional Parties”) received 6,777; 1,303,071 and 45,461 shares respectively.  The members of Pentavest do not control Pentavest.

As the general partner of the Index Additional Parties, Index Venture Growth Associates I Limited (“Index Growth Limited”) may be deemed to have shared dispositive power and shared voting power over the shares owned by the Index Additional Parties.  The Index Additional Parties may be considered under common control with the Index Core Funds by virtue of certain disposition arrangements with respect to the sale of Criteo shares (and ADS in respect of shares).  Each of the Index Additional Parties is a filing party to this Schedule 13G.  By virtue of the selling arrangements described above, Index Limited may be deemed to have shared dispositive power (but not voting power) over the shares owned by the Index Additional Parties.

Yucca Subsequent Series is a co-investment vehicle that is contractually required to mirror the Index Additional Funds’ investment. As a result, Index Growth Limited may be deemed to have shared dispositive and shared voting power over Yucca Subsequent Series’ shares by virtue of its shared dispositive power over and shared voting power over the shares owned by the Index Additional Parties.

The Index Core Group and Yucca Initial Series sold 1,160,011 shares in connection with an offering during March 2014.  In addition, the Index Core Group and Yucca Initial Series sold shares and ADSs from time to time in the open market.   This amendment gives effect to such sales by the Index Core Group and Yucca Initial Series and gives the effect to the distribution by Pentavest to the Index Additional Parties and Yucca Subsequent Series.

(C)  Pentavest is not a party to selling arrangements with the Index Core Group or with the Index Additional Parties and remains separately managed from the parties to those two groups.  The number of shares they held at the time of the original Schedule 13G filing is 1,840,800 and the number of shares they hold of the date of this filing is 292,034. The Index Core Funds and the Index Additional Parties disclaim all beneficial ownership in Pentavest.

(D)  The investment adviser of Index Limited and Index Growth Limited is also an investment advisor to Pentavest and provides advice on a non-binding basis, but Pentavest retains sole voting and dispositive power over its shares. As a result, the shares beneficially owned by Pentavest are not included in the shares over which Index Limited, Index Growth Limited, any of the Index Core Funds, the Index Additional Funds, Yucca Initial Series, Yucca Subsequent Series or Fourvest have voting or dispositive power.

CUSIP No. 226718104	13G	Page 14 of 17 Pages

Item 5.	Ownership of Five Percent or Less of a Class:
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable.

Item 7.	Identification and Classification of Subsidiaries Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
See Exhibit 2.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 226718104	13G	Page 15 of 17 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: September 2, 2014

INDEX VENTURES IV (JERSEY) LP
By: /s/ Charles Le Comu
Name: Charles Le Comu
Title: Alternate Director of Index Venture Associates IV
Limited, as Managing General Partner of Index Ventures
IV (Jersey) LP

INDEX VENTURES IV PARALLEL ENTREPRENEUR FUND (JERSEY) LP
By: /s/ Charles Le Comu
Name: Charles Le Comu
Title: Alternate Director of Index Venture Associates IV
Limited, as Managing General Partner of Index Ventures
IV Parallel Entrepreneur Fund (Jersey) LP

FOURVEST SARL By: /s/ Emilie Bordaneil Name: Emilie Bordaneil Title: Manager By: /s/ Alberto Morandini Name: Alberto Morandini Title: Manager

YUCCA (JERSEY) SLP (Series 2007, 2009, 2010)
By: Ogier Employee Benefit Services Limited
as authorized signatory of Yucca (Jersey)
SLP in its capacity as Administrator of the
Index Co-Invest Scheme
By: /s/ Giles Johnstone-Scott
Name: Giles Johnstone-Scott
Title: Authorized Signatory
By: /s/ Charles Le Comu
Name: Charles Le Comu
Title: Authorized Signatory

INDEX VENTURE ASSOCIATES IV LIMITED By: /s/ Charles Le Comu Name: Charles Le Comu Title: Alternate Director

YUCCA (JERSEY) SLP (Series 2011, 2012) By: /s/ Giles Johnstone-Scott Name: Giles Johnstone-Scott Title: Authorized Signatory By: /s/ Charles Le Comu Name: Charles Le Comu Title: Authorized Signatory

INDEX VENTURES GROWTH I (JERSEY) L.P.
By: /s/   Nigel Greenwood
Name:   Nigel Greenwood
Title:  Director of Index Venture Growth
ssociates I Limited, as Managing General Partner
of Index Ventures Growth I (Jersey) LP

INDEX VENTURES GROWTH I
PARALLEL ENTREPRENEUR FUND (JERSEY) L.P.
By: /s/   Nigel Greenwood
Name:   Nigel Greenwood
Title:     Director of Index Venture Growth Associates I
Limited, as Managing General Partner of Index Ventures
Growth I Parallel Entrepreneur Fund (Jersey) LP

INDEX VENTURE GROWTH ASSOCIATES I LIMITED By: /s/ Nigel Greenwood Name: Nigel Greenwood Title: Director of Index Venture Growth Associates I Limited

CUSIP No. 226718104	13G	Page 16 of 17 Pages

Exhibit 1

AGREEMENT

Each of the undersigned, pursuant to Rule 13d-1(k)(l) under the Act, hereby agrees and acknowledges that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of the shares of Ordinary Shares (include ADSs) and the information required by this Schedule 13G, to which this Agreement is attached as an exhibit, is filed on behalf of each of them. The undersigned further agree that any further amendments or supplements thereto shall also be filed on behalf of each of them.

Date: September 2, 2014

INDEX VENTURES IV (JERSEY) LP

By: /s/ Charles Le Comu
Name: Charles Le Comu
Title: Alternate Director of Index Venture Associates IV
Limited, as Managing General Partner of Index Ventures
IV (Jersey) LP

INDEX VENTURES IV PARALLEL ENTREPRENEUR FUND (JERSEY) LP

By: /s/ Charles Le Comu
Name: Charles Le Comu
Title: Alternate Director of Index Venture Associates IV
Limited, as Managing General Partner of Index Ventures
IV Parallel Entrepreneur Fund (Jersey) LP

FOURVEST SARL By: /s/ Emilie Bordaneil Name: Emilie Bordaneil Title: Manager By: /s/ Alberto Morandini Name: Alberto Morandini Title: Manager

YUCCA (JERSEY) SLP (Series 2007, 2009, 2010)
By: Ogier Employee Benefit Services Limited
as authorized signatory of Yucca (Jersey)
SLP in its capacity as Administrator of the
Index Co-Invest Scheme
By: /s/ Giles Johnstone-Scott
Name: Giles Johnstone-Scott
Title: Authorized Signatory
By: /s/ Charles Le Comu
Name: Charles Le Comu
Title: Authorized Signatory

INDEX VENTURE ASSOCIATES IV LIMITED By: /s/ Charles Le Comu Name: Charles Le Comu Title: Alternate Director

YUCCA (JERSEY) SLP (Series 2011, 2012) By: /s/ Giles Johnstone-Scott Name: Giles Johnstone-Scott Title: Authorized Signatory By: /s/ Charles Le Comu Name: Charles Le Comu Title: Authorized Signatory

INDEX VENTURES GROWTH I (JERSEY) L.P.
By: /s/ Nigel Greenwood
Name: Nigel Greenwood
Title: Director of Index Venture Growth
ssociates I Limited, as Managing General Partner
of Index Ventures Growth I (Jersey) LP

INDEX VENTURES GROWTH I
PARALLEL ENTREPRENEUR FUND (JERSEY) L.P.
By: /s/ Nigel Greenwood
Name: Nigel Greenwood
Title: Director of Index Venture Growth Associates I
Limited, as Managing General Partner of Index Ventures
Growth I Parallel Entrepreneur Fund (Jersey) LP

INDEX VENTURE GROWTH ASSOCIATES I LIMITED By: /s/ Nigel Greenwood Name: Nigel Greenwood Title: Director of Index Venture Growth Associates I Limited

CUSIP No. 226718104	13G	Page 17 of 17 Pages

Exhibit 2

IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THIS GROUP

Index Ventures IV (Jersey) LP (“Index Ventures IV”), Index Ventures IV Parallel Entrepreneur Fund (Jersey) LP (“Index Ventures IV Parallel”), Fourvest Sàrl (“Fourvest”), Yucca Jersey SLP (Series 2007, 2009, 2010) (“Yucca Initial Series”), Yucca (Jersey) SLP (Series 2011, 2012) (“Yucca Subsequent Series”), Index Ventures Growth I (Jersey) L.P., (“Index Growth Jersey”), Index Ventures Growth I Parallel Entrepreneur Fund (Jersey) L.P. (“Index Growth Parallel”), Index Venture Growth Associates I Limited (“Index Growth Limited”) and Index Venture Associates IV Limited (“Index Limited”) are filing this statement on Schedule 13G as a group.

Index Ventures IV is a Jersey (Channel Islands) partnership. Its general partner is Index Limited.

Index Ventures IV Parallel is a Jersey (Channel Islands) partnership. Its general partner is Index Limited.

Fourvest is a Luxembourg limited liability company. It is collectively owned by Index Ventures IV and Index Ventures IV Parallel.

Yucca Initial Series is a Jersey (Channel Islands) separate limited partnership. Its corporate general partner is an affiliate of Index Limited.

Yucca Subsequent Series is a Jersey (Channel Islands) separate limited partnership.  Its corporate general partner is an affiliate of Index Limited.

Index Growth Jersey is a Jersey (Channel Islands) partnership.  Its general partner is Index Growth Limited.

Index Growth Parallel is a Jersey (Channel Islands) partnership.  Its general partner is Index Growth Limited.

Index Growth Limited is a Jersey (Channel Islands) private limited company.